                                                                    EXHIBIT 99.6


                      HOUSTON & O'LEARY COMPANY

                      FINANCIAL STATEMENTS
                      AS OF DECEMBER 31, 1997 AND MAY 26, 1998
                      TOGETHER WITH REPORT OF INDEPENDENT
                        PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Houston and O'Leary Company:

We have audited the accompanying balance sheets of Houston and O'Leary Company (a Colorado corporation) as of December 31, 1997 and May 26, 1998, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the year ended December 31, 1997 and the period from January 1, 1998 through May 26, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Houston and O'Leary Company, as of December 31, 1997 and May 26, 1998, and the results of its operations and its cash flows for the year ended December 31, 1997 and the period from January 1, 1998 through May 26, 1998, in conformity with generally accepted accounting principles.






ARTHUR ANDERSEN LLP




Houston, Texas
July 17, 1998

                           HOUSTON AND O'LEARY COMPANY


                                 BALANCE SHEETS
                        (In thousands, except share data)

                                                                                       December 31,         May 26,
                                                                                           1997              1998
                                                                                      -------------        ---------
                                      ASSETS
                                      ------
CURRENT ASSETS:
    Cash and cash equivalents                                                            $259               $244
    Accounts receivable                                                                     5                 60
    Receivables from stockholders                                                         274               -
    Prepaid expenses and other current assets                                              45                 37
                                                                                        -----              -----
              Total current assets                                                        583                341

PROPERTY AND EQUIPMENT, net                                                               157                 87
                                                                                        -----              -----
              Total assets                                                               $740               $428
                                                                                        -----              -----
                                                                                        -----              -----

             LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
             ----------------------------------------------

CURRENT LIABILITIES:
    Short-term debt                                                                      $164               $ 90
    Customer deposits and deferred revenue                                                255                159
    Capital lease obligations                                                              50                 12
    Accounts payable and accrued liabilities                                               86                170
                                                                                        -----              -----
              Total current liabilities                                                   555                431

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
    Common stock, $1 par; 10,000 shares authorized;
       200 shares outstanding                                                             -                  -
    Retained earnings (deficit)                                                           185                 (3)
                                                                                        -----              -----
              Total stockholders' equity (deficit)                                        185                 (3)
                                                                                        -----              -----

              Total liabilities and stockholders' equity (deficit)                       $740               $428
                                                                                        -----              -----
                                                                                        -----              -----



   The accompanying notes are an integral part of these financial statements.

                           HOUSTON AND O'LEARY COMPANY


                             STATEMENT OF OPERATIONS
                                 (In thousands)

                                                                                                           January 1
                                                                                       Year Ended           Through
                                                                                      December 31,          May 26,
                                                                                          1997               1998
                                                                                      ------------        ----------
REVENUES:
    Real estate commissions                                                             $1,170              $557
    Property rental fees                                                                   298                90
    Other                                                                                  128                 2
                                                                                       -------             -----
              Total revenues                                                             1,596               649

OPERATING EXPENSES                                                                         494               224

GENERAL AND ADMINISTRATIVE EXPENSES                                                        322               119
                                                                                       -------             -----
    Income from operations                                                                 780               306

OTHER INCOME (EXPENSE):
    Interest expense, net                                                                  (15)               (4)
                                                                                       -------             -----
NET INCOME                                                                              $  765              $302
                                                                                       -------             -----
                                                                                       -------             -----



   The accompanying notes are an integral part of these financial statements.

                           HOUSTON AND O'LEARY COMPANY

             STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                        (In thousands, except share data)

                                                                       Common Stock
                                                                 -----------------------        Retained
                                                                                                Earnings
                                                                  Shares         Amount         (Deficit)        Total
                                                                  ------         ------         ---------        -----

BALANCE, December 31, 1996                                        200         $  -              $   49         $   49
    Net income                                                    -              -                 765            765
    Distributions                                                 -              -                (629)          (629)
                                                                -----          -----            ------         ------
BALANCE, December 31, 1997                                        200            -                 185            185
    Net income                                                    -              -                 302            302
    Distributions                                                 -              -                (490)          (490)
                                                                -----          -----            ------         ------
BALANCE, May 26, 1998                                             200         $  -              $   (3)        $   (3)
                                                                -----          -----            ------         ------
                                                                -----          -----            ------         ------

   The accompanying notes are an integral part of these financial statements.

                           HOUSTON AND O'LEARY COMPANY

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                                           January 1
                                                                                         Year Ended         Through
                                                                                        December 31,        May 26,
                                                                                           1997              1998
                                                                                       -------------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                           $ 765              $ 302
    Adjustments to reconcile net income to net cash provided by operating activities-
          Depreciation                                                                      48                  7
    Changes in operating assets and liabilities-
       Accounts receivable                                                                 -                  (55)
       Receivable from stockholders                                                         23                274
       Prepaid expenses and other current assets                                           -                    8
       Customer deposits and deferred revenue                                               21                (96)
       Accounts payable and accrued liabilities                                            (46)                81
                                                                                         -----              -----
              Net cash provided by operating activities                                    811                521
                                                                                         -----              -----
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment                                                     (57)                (3)
                                                                                         -----              -----
              Net cash provided by (used in) investing activities                          (57)                (3)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Payments on short-term debt and capital lease obligations                              (43)               (47)
    Distributions to stockholders                                                         (629)              (486)
                                                                                         -----              -----
              Net cash used in financing activities                                       (672)              (533)
                                                                                         -----              -----
NET INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS                                                                        82                (15)

CASH AND CASH EQUIVALENTS, beginning of period                                             177                259
                                                                                         -----              -----

CASH AND CASH EQUIVALENTS, end of period                                                 $ 259              $ 244
                                                                                         -----              -----
                                                                                         -----              -----



   The accompanying notes are an integral part of these financial statements.

                           HOUSTON AND O'LEARY COMPANY

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                                           January 1
                                                                                       Year Ended           Through
                                                                                      December 31,          May 26,
                                                                                          1997               1998
                                                                                      -------------       -----------
SUPPLEMENTAL DISCLOSURE OF CASH
    FLOW INFORMATION:
       Cash paid for interest                                                         $     15              $   6
                                                                                       -------               ----
SUPPLEMENTAL DISCLOSURE OF NON-CASH
    INVESTING ACTIVITIES:
       Distribution of property and equipment to stockholder                          $   -                 $  66
                                                                                       -------               ----
                                                                                       -------               ----

SUPPLEMENTAL DISCLOSURE OF NON-CASH
    FINANCING ACTIVITIES:
       Accrued distribution to stockholder                                            $   -                 $   3
                                                                                       -------               ----
                                                                                       -------               ----

       Assumption of debt by stockholder                                              $   -                 $  65
                                                                                       -------               ----
                                                                                       -------               ----




   The accompanying notes are an integral part of these financial statements.

                           HOUSTON AND O'LEARY COMPANY

                          NOTES TO FINANCIAL STATEMENTS

1.     BUSINESS AND ORGANIZATION:

Houston and O'Leary Company (the "Company"), a Colorado corporation, provides luxury vacation property rentals and sales in Aspen, Colorado and provides non-exclusive rental services for approximately 130 rental units. The Company provides its management services to property owners pursuant to management contracts, which are generally one year in length. The majority of such contracts contain automatic renewal provisions but also allow property owners to terminate the contract at any time.

On May 26, 1998, ResortQuest International, Inc. ("ResortQuest") consummated its initial public offering and acquired all of the outstanding stock of the Company in exchange for cash and shares of ResortQuest common stock (the "Combination"). In addition, the stockholders and key management agreed to reductions in salary and benefits which would have reduced general and administrative expenses by $58,000 and $0 for the year ended December 31, 1997 and for the period from January 1, 1998 through May 26, 1998, respectively. In addition, certain stockholders retained non-operating assets and assumed or retired certain liabilities that were excluded from the Combination and the purchase price for the Company was adjusted for certain working capital adjustments of approximately $3,000.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       Revenue Recognition

The Company records property rental fees on the accrual basis of accounting, ratably over the term of guest stays, as earned. The Company requires a deposit equal to 100% of the rental fee 45 days prior to the expected arrival date. These deposits are non-refundable and are recorded as customer deposits and deferred revenue in the accompanying financial statements until the guest stay commences. The Company records revenue for cancellations as they occur. Commissions on real estate sales are recognized at closing.

       Operating Expenses

Operating expenses include broker commissions, salaries, communications, advertising, credit card fees and other costs associated with rental and sales of properties.

       Cash and Cash Equivalents

For the purposes of the balance sheets and statements of cash flows, the Company considers all investments with original maturities of three months or less to be cash equivalents.

       Property and Equipment

Property and equipment are stated at cost, and depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations.

       Income Taxes

The Company has elected S Corporation status as defined by the Internal Revenue Code and state tax statutes, whereby, the Company is not subject to taxation for federal or state purposes. Under S Corporation status, the stockholders report their share of the Company's taxable earnings or losses in their personal tax returns.

       Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Concentration of Risk

The Company's operations are exclusively in the Aspen, Colorado area and are subject to significant changes due to weather conditions.

3. PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following (in thousands):

                                                              Estimated
                                                             Useful Lives        December 31,        May 26,
                                                               In Years              1997              1998
                                                             ------------        ------------        --------
         Furniture, fixtures and equipment                        5                   $ 89             $  92
         Artwork                                                  -                     20                20
         Airplane                                                 5                    159                 -
                                                                                      ----              ----
                                                                                       268               112
         Less - Accumulated depreciation                                              (111)              (25)
                                                                                      ----              ----

              Property and equipment, net                                             $157              $ 87
                                                                                      ----              ----
                                                                                      ----              ----


4. SHORT-TERM DEBT:

Short-term debt consisted of the following:

                                                                                       December 31,         May 26,
                                                                                          1997               1998
                                                                                      -------------      -----------

    Term note  payable to bank,  interest at 1% over the prime rate as disclosed in the Wall Street Journal; collateralized by Alpine and guaranteed by shareholders;  payable in
      monthly installments of $1,059, including interest, through
      March 5, 2000 at which time the remaining principal
      becomes payable                                                                   $   65             $   -

    Revolving note payable to bank                                                          99                90
                                                                                         -----              ----
                                                                                          $164              $ 90
                                                                                         -----              ----
                                                                                         -----              ----



Under the revolving note payable to a bank, the bank will provide a revolving line of credit up to $100,000 to finance the Company's working capital needs. At December 31, 1997 and May 26, 1998, the Company had $99,000 and $90,000, respectively, outstanding on the line of credit. Interest is payable monthly based upon the prime rate (9.50% at December 31, 1997 and May 26, 1998). The note is collateralized by the assets of the Company.

Subsequent to December 31, 1997, the term note payable to a bank was assigned and assumed by one of the stockholders.

5.     COMMITMENTS AND CONTINGENCIES:

       Litigation

The Company is involved in various legal actions arising in the ordinary course of business. Management does not believe that the outcome of such legal actions will have a material adverse effect on the Company's financial position or results of operations.

       Insurance

The Company carries a broad range of insurance coverage, including general and business auto liability, commercial property, workers' compensation and a general umbrella policy. The Company has not incurred significant claims or losses on any of its insurance policies during the period presented in the accompanying financial statements.